

03052177

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

BB 9/11

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36138

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OAK TREE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 CITRUS CIRCLE

(No. and Street)

WALNUT CREEK, CA 94598

(City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2003
WASH. D.C.
161
SECTION

PROCESSED
SEP 22 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. PIERCE BROWNELL, CPA (415)491-6400

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL, CPA

(Name — *if individual, state last, first, middle name*)

7 MT. LASSEN DR. #D-254 SAN RAFAEL, CA 94903

(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M. Quesada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Oak Tree Securities, Inc., as of

April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



RONALD E. COLYAR
Comm. # 1257725
NOTARY PUBLIC-CALIFORNIA
Contra Costa County
My Comm. Expires April 18, 2004

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Reconciliation of Company's net capital computation to these statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK TREE SECURITIES, INC.

TABLE OF CONTENTS

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Oak Tree Securities, Inc. as of April 30, 2003 and the related statements of net income and changes in retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2003 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

W. PIERCE BROWNELL
Certified Public Accountant

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
June 12, 2003

OAK TREE SECURITIES, INC.
BALANCE SHEET
APRIL 30, 2003

	ASSETS	
Cash in bank and savings account	35,526	
Cash in brokerage firm	11,578	
Concessions & commissions receivable	62,351	
Non-marketable security	2,003	
Accounts receivable US government	2,109	
Fixed Assets-Computer, phone and office equipment	13,683	
(Less) Accumulated depreciation	(12,742)	
NASDAQ Stock Market stock subscribed	23,200	
Subscribed stock of others	(23,200)	
TOTAL ASSETS		**114,508**

LIABILITIES AND STOCKHOLDERS' EQUITY

	LIABILITIES	
Commissions/concessions payable	55,209	
Deferred income tax payable	560	
TOTAL LIABILITIES		**55,769**
STOCKHOLDERS' EQUITY		
Common Stock: Class A 100,000 shares authorized 1,000 outstanding	100	
Class B 100,000 shares authorized 400 and 360 outstanding	12,186	
Paid-in capital	19,225	
Retained Earnings-Per Exhibit C	27,228	
TOTAL STOCKHOLDERS' EQUITY Per Exhibit D		**58,739**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**114,508**

Exhibit A

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
STATEMENT OF LOSS AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED APRIL 30, 2003

REVENUES		
Concession and commission income	985,424	
Advisory fees	25,861	
Interest	547	
Unrealized (loss) on NASDAQ Stock	(1,297)	
Other income including excess reimbursements	1,062	
TOTAL REVENUE		**1,011,597**
LESS EXPENSES		
Concession & commission expense	929,372	
Depreciation	926	
Operating expenses:		
Bank service charges	21	
Insurance	2,176	
Professional services	9,565	
Office supplies	4,780	
Management fee	12,000	
Secretary and receptionist	47,552	
Postage, delivery, priniting & copying	3,309	
Rent	14,097	
Satellite and phone service	1,398	
Dues and other expenses	47	
Travel	400	
TOTAL EXPENSES		**1,025,643**
('LOSS) BEFORE INCOME TAXES		**(14,046)**
LESS INCOME TAXES:		
Per federal and state income tax returns	(1,397)	
Deferred taxes	(407)	
TOTAL INCOME TAXES		**(1,804)**
(LOSS) or NET INCOME		**(12,242)**
Add: Retained Earnings May 1, 2002		39,470
RETAINED EARNINGS, APRIL 30, 2003-To Exhibit A		**27,228**

Exhibit B

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED APRIL 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
(Loss)-Per Exhibit B	(12,242)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	926	
Unrealized loss on security holding	1,297	
Decrease (Increase) in commissions and concessions receivable	16,109	
Increase (decrease) in commissions and concessions payable	(17,452)	
(Decrease) in accounts payable		
(Increase) decrease in amounts due from US Government	18	
(Decrease) increase in deferred income taxes	(495)	
NET CASH PROVIDED FROM OPERATING ACTIVITIES		**(11,839)**
CASH FLOWS FROM INVESTING ACTIVITIES- Purchase of office equipment		
CASH FLOWS FROM FINANCING ACTIVITIES-Proceeds from 40 shares of Company's Class B stock		
NET CASH INCREASE (DECREASE)		**(11,839)**
CASH BALANCES, MAY 1, 2002		58,943
CASH BALANCE, APRIL 30, 2003		**47,104**
As shown on Exhibit A:		
Cash in bank /savings account	35,526	
Cash in money market		
Cash in brokerage firm	11,578	
Treasury bill		
Total	**47,104**	
Amount spent (received on tax refunds) on income taxes during year ended April 30, 2003		(1,327)
No payments during year on interest.		

Exhibit C

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2003

1) NATURE OF BUSINESS AND PRINCIPAL ACCOUNTING POLICIES

a) Oak Tree Securities, Inc., hereafter referred to as the Company, sells mutual funds, limited partnerships and other securities to its clients. In accordance with the provisions of Rule 15c3-3, paragraph (k)(2)(ii), the Company does not handle client funds, but forwards their payments with their application for the particular investment purchased.

The Company pays its representatives their commission when the commission due the Company is received.

b) Revenues and expenses are recorded when earned or incurred rather than when the cash is received or paid. Commission revenue and the related commission expense is recorded on the trade date of the transaction.

c) Depreciation is based on a five year life using the straight line method.

d) Cash and Cash Equivalents-For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents, including US Treasury bills, which have been included in the Company's assets as shown on Exhibit A.

e) Estimates-The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include depreciation and income taxes.

2) RELATED PARTY TRANSACTIONS

Daniel M. Quesada, the Class A shareholder discussed below owns 100% of Daniel M. Quesada, Inc. During the year ended April 30, 2003, Daniel M. Quesada, Inc. charged the Company $78,499 for management, rent of office, secretarial and office expense. The comparable for the year ended April 30, 2002 was $73,950.

Exhibit D

EXHIBIT D

6) NASDAQ STOCK MARKET STOCK
The Company is holding 600 shares and 1,100 warrants for some of its representatives who have paid for the stock of NASDAQ Stock Market, Inc or its warrants. The total paid by the representatives and the related amount the Company has paid is shown on Exhibit A under assets, $23,200. The 300 shres purchased and owned by the Company has been reduce from $3,3300 to $2003 to reflect its market value on April 30, 2003. The unrealized is shown as a reduction of total income on Exhibit B.

7) LEASE
The Company is occupying the space leased by Daniel M. Quesdada, Inc. and is responsible for 75% of the rent, which is included in the amounts discussed in note 2 above. The total lease payment is $1,588 per month until October 31, 2005.

EXHIBIT D

OAK TREE SECURITIES, INC.
STATEMENT OF NET CAPITAL AND EXCESS NET CAPITAL
AS OF APRIL 30, 2003

Stockholders' equity per Exhibit A		58,739
Add Deferred tax on depreciation difference		79
Deduct:		
Fixed Assets net of accumulated depreciation	941	
Commissions receivable net of related commission payable over 30 days	2,336	
Tax refunds receivable	2,109	
Deferred income tax benefit	687	
Non-marketable security	2,003	
Total (deductions)		8,076
NET CAPITAL, APRIL 30, 2003 (No hairucts)		**50,742**

Schedule 1

Excess Net Capital:

Net capital, per schedule 1 above		50,742
Minimum requirement 6 2/3% X Total liabilities of $55,769 x .06667	3,718	
Minimum required		5,000
Excess Net Capital, April 30, 2003		**45,742**

Scedule 2

OAK TREE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO COMPANY'S FOCUS REPORT AS OF APRIL 30, 2003 AND STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY FOR YEAR ENDED APRIL 30, 2003.

Net capital per Company's Focus Report as of April 30, 2003	45,123
ADD (DEDUCT)	
Additional commissions receivable net of related payable	5,619
Net Capital-per Schedule 1	**50,742**

Schedule 3

Change in Stockholders' Equity:

Stockholders' Equity May 1, 2002 per audit report dated June 20, 2002-Per Exhibit B	70,981
Loss for year-Per Exhibit C	12,242
Stockholders' Equity, April 30, 2003-Per Exhibit A	**58,739**

Schedule 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of
Oak Tree Securities, Inc.

I have audited the financial statements of Oak Tree Securities, Inc.(a California Corporation) for the year ended April 30, 2003 and have issued my report thereon dated June 12, 2003. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Oak Tree Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures following by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

W. PIERCE BROWNELL
Certified Public Accountant

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Oak Tree Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

W. PIERCE BROWNELL
Certified Public Accountant

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2003 to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
June 12, 2003